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VIA EDGAR

May 20, 2021

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn:    Melissa Kindelan

Kathleen Collins

Kathleen Krebs

Larry Spirgel

Division of Corporation Finance
Office of Technology

Re:       Acies Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4
Filed May 18, 2021

File No. 333-253135

Ladies and Gentlemen:

On behalf of our client, Acies Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2021 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 18, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 3 to Form S-4

Acies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 222

1.	Please revise to include a discussion of your results of operations for the period ended December 31, 2020 in addition to your discussion for the quarter ended March 31, 2021. Refer to Item 303 of Regulation S-K.

May 20, 2021

Response: In response to the Staff’s comment, the Company has revised page 223 of the Registration Statement.

PLAYSTUDIOS Interim Consolidated Financial Statements

Note 19. Subsequent Events, page F-107

2.	Revise to include a discussion of the pending litigation matter brought by TeamSava d.o.o. Beograd as disclosed on page 237, including an estimate of its financial effect or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 50-4.

Response: In response to the Staff’s comment, the Company has revised pages 245 and F-107 of the Registration Statement.

* * * *

May 20, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:

Daniel Fetters, Co-Chief Executive Officer, Acies Acquisition Corp. Edward King, Co-Chief Executive Officer, Acies Acquisition Corp.
Andrew Pascal, Chief Executive Officer, PLAYSTUDIOS, Inc.
Brent Epstein, Latham & Watkins LLP